UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-51237

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FreightCar America, Inc.

Full Name of Registrant

Former Name if Applicable

Two North Riverside Plaza, Suite 1250

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FreightCar America, Inc. (the “Company”) is experiencing a delay in its final review of the Company’s financial statements for the year ended December 31, 2011 and related disclosures to be included in its Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). As a result, the Company is unable to file the Form 10-K with the SEC on or before March 15, 2012, the prescribed due date. The delay could not be eliminated without unreasonable effort or expense. The Company expects to file its Form 10-K as soon as practicable but is not yet able to determine whether it will be able to file the Form 10-K within the time period permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph E. McNeely	(800)	458-2235
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations from the corresponding period for the last fiscal year are reflected in the Company’s press release (the “Press Release”) announcing its financial results for the fourth quarter and fiscal year ended December 31, 2011, which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 21, 2012. The Company is not yet able to determine whether the results of operations reflected in the audited financial statements for the year ended December 31, 2011 filed with the Form 10-K will differ materially from the results of operations set forth in the Press Release.

FreightCar America, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2012	By:	/s/ Joseph E. McNeely
		Name:	Joseph E. McNeely
		Title:	Vice President, Finance, Chief
Financial Officer and Treasurer